MAIL STOP 3561

January 26, 2007

Mr. Eric Henderson, President
Bioforce Nanosciences Holdings, Inc.
1615 Golden Aspen Drive, Suite 101
Ames, Iowa 50010

> **Re: Bioforce Nanosciences Holdings, Inc.**
> **Form 10-QSB/A for the quarterly period ended March 31, 2006**
> **File Number 000-51074**

Dear Mr. Henderson:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the quarterly period ended March 31, 2006 filed November 9, 2006

1934 Act Periodic Reports

1. We note your response to prior comment three of our letter dated September 14, 2006. We note that the reported net loss for the quarter ended March 31, 2006 increased from $0.4 million to $1.4 million as a result of the restatements, and that this period was subsequent to the date of the reverse merger. Please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of

period reported. We note that your response does not specifically address the quarter ended March 31, 2006 or any other period.

2. With respect to your disclosures under Part I, Item 3 in each of the quarterly reports for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006, we note that no overall conclusion is made regarding the effectiveness of your disclosure controls and procedures. Please tell us whether you believe that your disclosure controls and procedures were effective at the end of each of these periods. Also, please confirm that in future filings, you will revise your disclosures to clearly state whether your disclosure controls and procedures were effective or not effective, as applicable.

3. We note that no filing was made under Item 4.02 of Form 8-K relating to the restatements to the previously filed financial statements for the quarter ended March 31, 2006. Given the materiality of the restatements, it would appear that an Item 4.02 8-K filing would be required.   Please file the Item 4.02 Form 8-K, or tell us why you believe that no Item 4.02 filing was required.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Emerging Growth Companies

cc: Leonard E. Neilson Esq.,
Fax (801)-733-0808